Stolt-Nielsen S.A.                                             [GRAPHIC OMITTED]

c/o Stolt-Nielsen Ltd.       Tel: +44 207 611 8960
Aldwych House                Fax: +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
United Kingdom



            Stolt-Nielsen S.A. Purchased 16,600 of its Common Shares

London, England - November 6, 2006 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo
Bors: SNI) announces that Stolt-Nielsen Transportation Group Ltd. (SNTG), a 100% owned subsidiary of SNSA, purchased today 16,600 of SNSA Common Shares on the Oslo Bors at an average price of NOK 188.13 per share (approximately $28.94 at the current exchange rate). The shares were purchased in accordance with the repurchase program announced on August 25, 2005, authorizing Company to purchase up to $200 million worth of its Common Shares or related American Depositary Shares.

Accordingly, in conformity with applicable Oslo Bors requirements, we report that Stolt-Nielsen S.A., through its wholly-owned subsidiary, Stolt-Nielsen Transportation Group Ltd., after this transaction has the following ownership (in the aggregate) in Stolt-Nielsen S.A., whose Common Shares are secondarily listed on the Oslo Bors with primary listing (through ADS arrangements) in the United States:

Total number of Common Shares purchased: 16,600
Total number of Common Shares owned after purchase: 6,000,400
Percentage of issued shares of such class of shares following such purchase:
9.1%

Including today's purchases, the Company has purchased Common Shares totaling approximately $174.4 million under the $200 million repurchase program announced on August 25, 2005.

All Common Shares purchased by SNTG are classified as non-voting shares held in Treasury and issued but not outstanding.

Any further buyback transactions will be disclosed through the disclosure system of the Oslo Bors, a press release, and on the Company's website at www.stolt-nielsen.com.


Contact:    Richard M. Lemanski
            U.S. 1 203 299 3604
            rlemanski@stolt.com

            Jan Chr. Engelhardtsen
            UK 44 20 7611 8972
            jengelhardtsen@stolt.com

Stolt-Nielsen S.A.                                             [GRAPHIC OMITTED]



About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.


Forward-looking Statements
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.
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